UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-14974

Technicolor

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1 Press Release, “Technicolor: End of ‘Sauvegarde’ Proceeding”, dated February 17, 2010.

Exhibit 2 Press Release, “Technicolor Renews and Reinforces its Board of Directors”, dated February 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: February 17, 2010	Title:	Corporate Secretary

Exhibit 1

PRESS RELEASE

Technicolor: End of ‘Sauvegarde’ Proceeding

Paris, 17 February 2010  Technicolor (Euronext 18453 ; NYSE : TCH) announces that the Tribunal de Commerce de Nanterre (Commercial Court of Nanterre) approved the Company’s ‘sauvegarde’ restructuring plan in its ruling today.

The Commercial Court’s ruling brings an end to the ‘sauvegarde’ proceeding entered into by the Company on 30 November 2009. It follows the near unanimous approval of Technicolor’s restructuring plan by all creditors’ committees (suppliers, syndicated lenders and noteholders) on 21 and 22 December 2009 and by the Company’s shareholders on 27 January 2010.

Going forward, Technicolor will implement its restructuring plan and launch the securities offerings.

***

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Form 20-F (formerly Thomson) and other filings with the U.S. Securities and Exchange Commission and Technicolor’s Rapport Annuel and other filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit. For more information:  www.technicolor.com

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com

Exhibit 2

PRESS RELEASE

Technicolor Renews and Reinforces its Board of Directors

Denis Ranque is named non-executive Chairman of Technicolor

Catherine Guillouard, Lloyd Carney, Bruce Hack and John Roche

are named  to the Board

Paris, 17 February 2010 - Technicolor (Euronext 18453 ; NYSE : TCH) today announced changes to its governance structure and membership on its Board of Directors.

As announced at the 27 January 2010 general shareholders meeting, the Board of Directors accepted at its meeting today Frederic Rose’s proposal to separate the roles of Chairman of the Board and of Chief Executive Officer. Denis Ranque, former Chairman and Chief Executive Officer of Thalès, becomes non executive Chairman of the Board of Directors of Technicolor. Frédéric Rose remains Chief Executive Officer.

The new Directors named to the Board are Catherine Guillouard, Financial Director of Eutelsat, Bruce Hack, former CEO of Vivendi Games and Vice Chairman of the Board of Activision Blizzard and John Roche, Administrator of ADEO. They join Technicolor Board members Frédéric Rose, Loïc Desmouceaux, Didier Lombard and Rémy Sautter, who becomes Lead Independant Director. The new Board members succeed Eric Bourdais de Charbonnière, François de Carbonnel, Pierre Lescure and Paul Murray, who served through the completion of the debt restructuring process.

Marcel Roulet leaves his role as ‘censeur’ to the Board. He is succeeded by Lloyd Carney, CEO of Xsigo Systems, who will be nominated to serve on the Board at the next general shareholders meeting.

The shareholders’ meeting, to be held during the second quarter of 2010, will be asked to ratify the nominations of the new Board members.

The Board of Directors now counts eight members and a censeur. The three Board committees are:

-

Audit Committee

-

Remuneration, Nominations and Governance Committee

-

Technology Committee

***

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Form 20-F (formerly Thomson) and other filings with the U.S. Securities and Exchange Commission and Technicolor’s Rapport Annuel and other filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit. For more information:  www.technicolor.com

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com